Mail Stop 4628
                                                            August 23, 2018


R. Davis Ravnaas
President and Chief Financial Officer
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, Texas 76102

       Re:    Kimbell Royalty Partners, LP
              Registration Statement on Form S-3
              Filed July 30, 2018
              File No. 333-226425

Dear Mr. Ravnaas:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will not be in a position to consider a request to declare your registration statement effective until the comments issued yesterday in connection with the preliminary information statement filed on July 26, 2018 have been resolved. Please also make any appropriate corresponding revisions to any related disclosures in the registration statement such as under "Pending Tax Election and Restructuring."

Information We Incorporate By Reference, page 2

2. Please amend to specifically incorporate by reference the July 26 preliminary information statement. Please also incorporate by reference your most recent Form 10-Q and any subsequent Exchange Act filings you make prior to amending the Form S-3.
 R. Davis Ravnaas
Kimbell Royalty Partners, LP
August 23, 2018
Page 2


Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.


                                                           Sincerely,

                                                           /s/ John Reynolds

                                                           John Reynolds
                                                           Assistant Director
                                                           Office of Natural
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